

16021033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue – Suite 1427
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 897-1694**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street – Suite 200	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)
Statement of Financial Condition
March 31, 2016

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.



ICICI Securities Inc.

(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The accompanying notes are an integral part of this statement of financial condition.

AFFIRMATION

I, Bishen Pertab, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICICI Securities Inc., for the year ended March 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title



Notary Public

CINDY YAU
NOTARY PUBLIC-STATE OF NEW YORK
No. 02YA6211682
Qualified in Westchester County
My Commission Expires November 18, 2017

The accompanying notes are an integral part of this statement of financial condition.

ICICI SECURITIES INC.

(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Index
March 31, 2016

The accompanying notes are an integral part of this statement of financial condition.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
ICICI Securities, Inc.

We have audited the accompanying statement of financial condition of ICICI Securities, Inc. (the "Company"), as of March 31, 2016. This financial statement is the responsibility of ICICI Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of ICICI Securities, Inc. as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

May 16, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

ICICI Securities Inc.
(a wholly owned subsidiary of ICICI Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2016

Assets		
Cash	$	1,798,423
Fixed assets, net of accumulated depreciation of $292,071		4,535
Due from affiliated companies		482,680
Accounts Receivable		150,579
Deposits		578,630
Prepaid expenses		57,187
Other assets		9,097
Total assets	**$**	**3,081,131**
Liabilities and Stockholder's Equity		
Accounts payable and other accrued liabilities	$	506,399
Due to affiliated company		37,645
Lease related liability		124,913
Total liabilities		668,957
Stockholder's equity:		
Common stock, no par value. Authorized 1,500 shares; issued and outstanding 1,298 shares		12,980,000
Additional paid-in capital		454,126
Accumulated deficit		(11,021,952)
Total stockholder's equity		2,412,174
Total liabilities and stockholder's equity	**$**	**3,081,131**

The accompanying notes are an integral part of this statement of financial condition.

(1) Organization

ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States and in Singapore investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is regulated by the Financial Industry Regulatory Authority (FINRA) and the Monetary Authority of Singapore (MAS).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. The Company has entered into fixed fee arrangement with its affiliate for facilitating securities transactions on the affiliate's behalf. The monthly fixed management fee becomes due on the first day of each month and is recorded accordingly. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(e) Foreign Currency

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of operations.

(f) Estimates

This statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

All of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and the Company is entitled to a monthly fixed management fee of $200,000 or 66% of commissions, whichever is greater. For the year ended March 31, 2016, total management fees charged to this affiliate were $2,400,000. The Company also paid certain expenses on behalf of the affiliate amounting to $106,992. The Company also provided management services for another affiliated company in the amount of $45,000. The total amount due from the affiliated companies was $482,680 at March 31, 2016 and is reflected in Due from Affiliated Companies on the statement of financial condition.

In addition, the Company owes $37,645 related to commissions earned to one of its affiliates.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At March 31, 2016, the Company had net capital of $1,061,231 which exceeded requirements by $811,231.

(5) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(6) Income Taxes

Total tax expense is $7,520. This represents state and local minimum tax. There is no benefit for income taxes for the year ended March 31, 2016 due to the net operating losses incurred being offset by valuation allowances recorded on the related net deferred tax assets. A reconciliation between the effective income tax benefit and the amount computed using the statutory federal tax rate of 35% is as follows:

Income before provision for income taxes	$ 417,766
Utilization of net operating loss	(417,766)
Expected	
Federal income tax	-
State and local taxes	7,520
Total current tax	$ 7,520

The components of the net deferred tax assets are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	$ 4,235,933
Lease related adjustments	56,620
Fixed assets	221,391
Gross deferred tax assets	4,513,944
Less: valuation allowance	(4,513,944)
Deferred tax assets, net	$ -

At March 31, 2016, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2027. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2016. There are no tax related penalties or interest reflected in this statement of financial condition. At this time the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months.

(7) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 28, 2017. Rental payments on this lease for the year ended March 31, 2016 was approximately $527,744. The approximate future minimum annual lease payments are:

Year Ending March 31,	
2017	483,765
Total	$ 483,765

(8) Lease Related Liability

The Company subleases its original obligation referred to in footnote 7 which also expires February 28, 2017. The sublease rental receivables from the subtenant are substantially less than the lease payments to the landlord and hence, the Company recorded a loss on the sublease. At March 31, 2016, the Company's lease related liability of $124,913 represents the remaining loss on the sublease.

(9) Bank Guaranty

Under the terms of the sublease the Company was required to provide a letter of credit to subtenant to cover the lease shortfall. ICICI Bank Ltd., the ultimate parent, on behalf of the Company, has provided a Letter of Credit to the subtenant for an amount of $1,000,000. The cost of the letter of credit of $51,997 is being amortized over the remaining life of the sublease.

(10) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2016:

	Useful life (in years)	
Computer equipment and software	3	$ 111,811
Furniture	7	184,795
		296,606
Less accumulated depreciation		(292,071)
		$ 4,535